February 23, 2001

Mariner Energy, LLC
Mariner Holdings, Inc.
Mariner Energy, Inc.
580 WestLake Park Blvd., Suite 1300
Houston, Texas 77079

Attention:     Mr. Robert E. Henderson
                    Chairman of the Board

Dear. Mr. Henderson:

        I hereby resign from my position as a member of the Board of Directors of each of Mariner Energy, LLC, Mariner Holdings, Inc. and Mariner Energy, Inc. effective immediately. It has been a pleasure serving with you and the other members of the Boards of Directors of these companies.

Very truly yours,
/s/ Jere C. Overdyke
Jere C. Overdyke